Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2009 DEC -7 A 10:00

09047451

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 2, 2009

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Tel: 202 3313100

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Limited Review Report on the Unaudited Financial Results for the quarter / half year ended September 30, 2009.	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

01C

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

November 30, 2009

The Secretary
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub.: **Clause 41 of the Listing Agreement**

Pursuant to the requirement of Clause 41 of the listing agreement, kindly find enclosed report on the "Limited Review" by the Auditors for the quarter / half year ended September 30, 2009.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
30 NOV 2009
CONTENTS NOT VERIFIED
SIGN........................

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Chaturvedi & Shah
Chartered Accountants
714 - 715
Tulsiani Chambers
212, Nariman Point
Mumbai 400 021
Telephone +91(22) 30218500

B S R & Co.
Chartered Accountants
KPMG House
Kamala Mills Compound
448, Senapati Bapat Marg
Lower Parel, Mumbai 400 013
Telephone +91(22) 3989 6000
Fax + 91(22) 3983 6000

Review report

To the Board of Directors of Reliance Capital Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Capital Limited ('the Company') for the quarter ended 30 September 2009 and the year to date results for the period 1 April 2009 to 30 September 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial results are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah
Chartered Accountants

Lalit R. Mhalsekar
Partner
Membership Number: 103418

For B S R & Co.
Chartered Accountants

Akeel Master
Partner
Membership Number: 046768

Mumbai
30 October 2009